UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-191331-01

GS Mortgage Securities Trust 2013-GCJ16
(Exact name of registrant as specified in its charter)

GS Mortgage Securities Corporation II
(Exact name of the depositor as specified in its charter)

c/o U.S. Bank Trust Company, National Association as Certificate Administrator, , Chicago, Illinois 60603, (312) 332-7530
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Explanatory Note: This Form 15 is being filed under Form 15-15D to correct the previous Form 15 filing which was inadvertently filed under Form 15F-15D on April 8, 2024 (SEC Accession No. 0001853620-24-000106). The previous Form 15 filing should be disregarded in its entirety.

Class:

Class A-1
Class A-2
Class A-3
Class A-4
Class A-AB
Class X-A
Class X-B
Class A-S
Class B
Class PEZ
Class C

(Title of each class of securities covered by this Form)

None
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☒

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, GS Mortgage Securities Corporation II has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 8, 2024	GS Mortgage Securities Corporation II
(Depositor)

By: /s/ Scott Epperson
(Signature)
Scott Epperson
Chief Executive Officer